Exhibit 99.1

TechCreate Group Ltd. Announces Appeal of NYSE Delisting Proceedings and Engages Dickinson Wright PLLC as Legal Counsel

SINGAPORE, June 23, 2026 – TechCreate Group Ltd. (NYSE American: TCGL) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, announced it has filed an appeal to the NYSE American LLC (“NYSE American”) Listing Qualifications Panel in response to a recent NYSE American Staff (“Staff”) determination to commence delisting proceedings with respect to the Company’s Class A Ordinary Shares (“Ordinary Shares”). The Company has retained Dickinson Wright PLLC (“Dickinson Wright”) as legal counsel for the appeal.

On June 12, 2026, the Company received notice from the NYSE American that its Staff had determined to commence delisting proceedings with respect to the Company’s Ordinary Shares. The Exchange cited the SEC’s one-day trading suspension on February 2, 2026, the alleged basis of which was potential manipulation of the Company’s Ordinary Shares as the reason for concluding that TechCreate’s securities were “not suitable” for continued listing. However, neither the SEC nor NYSE American identified any findings attributing responsibility for the alleged manipulation to the Company. TechCreate has acknowledged publicly that there was no involvement by the Company or corporate insiders in the alleged manipulative activity; neither the Company nor corporate insiders have any knowledge regarding the persons who or entities that traded, and the Company has cooperated with all regulators who have inquired about the trading.

Lead counsel for Dickinson Wright, Jacob Frenkel, stated: “Exchange delistings based entirely on a SEC trading suspension without notice or opportunity to be heard on the merits in advance of any Exchange trading halt or delisting presents serious constitutional due process and Exchange Act fair disciplinary procedure issues. I applaud TechCreate’s Board and management for undertaking this fight to protect the company’s shareholders and business. The SEC’s trading suspension, which is an administrative not an enforcement action, makes no suggestion that TechCreate engaged in any wrongdoing.”

The Company believes there is no basis for attributing any deficiency or wrongdoing to the Company as a basis for initiating delisting proceedings. TechCreate notified NYSE American of the appointment of Dickinson Wright as its legal representative on June 17, 2026, and filed notice of its appeal on Monday, June 22, 2026. TechCreate intends to include in its arguments to the Listing Qualifications Panel that the Company has a strong and experienced Board of Directors, the Company’s securities are appropriate for continued trading, and the Company’s continued trading on the Exchange aligns with the Exchange’s reputational interests.

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications companies, deposit insurers, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com